SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                              (Amendment No. 1)(1)

                                  Opteum, Inc.
                                (Name of Issuer)


                Class A Common Stock, $0.001 par value per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09031E400
 ------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 31, 2006

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                /X/ Rule 13d-1(c)
                                / / Rule 13d-1(d)



___________________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS: Jeffrey A. Miller
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)         0
                                                                (b)        |X|
--------------------------------------------------------------------------------
     SEC USE ONLY

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

--------------------------------------------------------------------------------
 NUMBER OF            SOLE VOTING POWER                                 0
  SHARES             -----------------------------------------------------------
BENEFICIALLY          SHARED VOTING POWER                               246,928
  OWNED BY           -----------------------------------------------------------
    EACH              SOLE DISPOSITIVE POWER                            0
  REPORTING          -----------------------------------------------------------
PERSON WITH           SHARED DISPOSITIVE POWER                          246,928
--------------------------------------------------------------------------------

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       246,928

--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  1.01%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*                                          IN

--------------------------------------------------------------------------------

                   *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS: Eric D. Jacobs
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)         0
                                                                (b)        |X|
--------------------------------------------------------------------------------
     SEC USE ONLY

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

--------------------------------------------------------------------------------
 NUMBER OF            SOLE VOTING POWER                                 0
  SHARES             -----------------------------------------------------------
BENEFICIALLY          SHARED VOTING POWER                               246,928
  OWNED BY           -----------------------------------------------------------
    EACH              SOLE DISPOSITIVE POWER                            0
  REPORTING          -----------------------------------------------------------
PERSON WITH           SHARED DISPOSITIVE POWER                          246,928
--------------------------------------------------------------------------------

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       246,928

--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  1.01%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*                                          IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
    NAME OF REPORTING PERSONS: Miller & Jacobs Capital, L.L.C.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)  66-0624718
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)         0
                                                                (b)        |X|
--------------------------------------------------------------------------------
     SEC USE ONLY

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION        U.S. Virgin Islands

--------------------------------------------------------------------------------
 NUMBER OF            SOLE VOTING POWER                                 0
  SHARES             -----------------------------------------------------------
BENEFICIALLY          SHARED VOTING POWER                               246,928
  OWNED BY           -----------------------------------------------------------
    EACH              SOLE DISPOSITIVE POWER                            0
  REPORTING          -----------------------------------------------------------
PERSON WITH           SHARED DISPOSITIVE POWER                          246,928
--------------------------------------------------------------------------------

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       246,928

--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  1.01%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*                                          CO

--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS: Acadia Master Fund I, Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)         0
                                                                (b)        |X|
--------------------------------------------------------------------------------
     SEC USE ONLY

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION        Cayman Islands

--------------------------------------------------------------------------------
 NUMBER OF            SOLE VOTING POWER                                 0
  SHARES             -----------------------------------------------------------
BENEFICIALLY          SHARED VOTING POWER                               225,493
  OWNED BY           -----------------------------------------------------------
    EACH              SOLE DISPOSITIVE POWER                            0
  REPORTING          -----------------------------------------------------------
PERSON WITH           SHARED DISPOSITIVE POWER                          225,493
--------------------------------------------------------------------------------

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       225,493

--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  0.92%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*                                          CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

                     Opteum, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                     3305 Flamingo Drive, Suite 100
                     Vero Beach, FL  32963

Item 2(a).  Name of Persons Filing:

                     Jeffrey A. Miller
                     Eric D. Jacobs
                     Miller & Jacobs Capital, L.L.C.
                     Acadia Master Fund I, Ltd.
                     (collectively, the "Reporting Persons")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The principal business address of Jeffrey A. Miller, Eric D. Jacobs, and Miller & Jacobs Capital, L.L.C. is:

                     P.O. Box 26039
                     Gallows Bay Station
                     Christiansted, St. Croix, USVI 00824

            The principal business address of Acadia Master Fund I, Ltd. is:

                     c/o Butterfield Fund Services (Bermuda) Limited Rosebank Centre
                     11 Bermudiana Road
                     Hamilton HM 08
                     Bermuda


Item 2(c).  Citizenship:

         Jeffrey A. Miller:  United States of America
         Eric D. Jacobs:  United States of America
         Miller & Jacobs Capital, L.L.C. is organized in the U.S. Virgin Islands Acadia Master Fund I, Ltd. is organized in the Cayman Islands

Item 2(d).  Title of Class of Securities:

                     Class A Common Stock, $0.001 par value per share

Item 2(e).  CUSIP Number:

                     09031E400


Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
        (c), check whether the person filing is a: Not Applicable

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Exchange Act;

          (e)  [ ]    Investment    Adviser    in    accordance    with   Rule
               13d-1(b)(1)(ii)(E);

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

          (i) [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



Item 4.     Ownership.

                  A. Jeffrey A. Miller

                  (a)  Amount beneficially owned:                                                    246,928
                  (b)  Percent of Class:                                                                1.01%
                  (c)  Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                                          0
                      (ii) Shared power to vote or to direct the vote:                               246,928
                      (iii)Sole power to dispose or direct the disposition of:                             0
                      (iv) Shared power to dispose or to direct the disposition of:                  246,928


                                      -7-


                  B. Eric D. Jacobs

                  (a)  Amount beneficially owned:                                                    246,928
                  (b)  Percent of Class:                                                                1.01%
                  (c)  Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                                          0
                      (ii) Shared power to vote or to direct the vote:                               246,928
                      (iii)Sole power to dispose or direct the disposition of:                             0
                      (iv) Shared power to dispose or to direct the disposition of:                  246,928

                  C. Miller & Jacobs Capital, L.L.C.

                  (a)  Amount beneficially owned:                                                    246,928
                  (b)  Percent of Class:                                                                1.01%
                  (c)  Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                                          0
                      (ii) Shared power to vote or to direct the vote:                               246,928
                      (iii)Sole power to dispose or direct the disposition of:                             0
                      (iv) Shared power to dispose or to direct the disposition of:                  246,928

                  D. Acadia Master Fund I, Ltd.

                  (a)  Amount beneficially owned:                                                    225,493
                  (b)  Percent of Class:                                                                0.92%
                  (c)  Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                                          0
                      (ii) Shared power to vote or to direct the vote:                               225,493
                      (iii)Sole power to dispose or direct the disposition of:                             0
                      (iv) Shared power to dispose or to direct the disposition of:                  225,493




         As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Jeffrey A. Miller, Eric D. Jacobs and Miller & Jacobs Capital, L.L.C. beneficially own 246,928 shares of the Issuer's Class A Common Stock, representing 1.01% of the Class A Common Stock and Acadia Master Fund I, Ltd. beneficially owns 225,493 shares of the Issuer's Class A Common Stock, representing 0.92% of the Class A Common Stock. Mr. Miller and Mr. Jacobs do not directly own any shares of Class A Common Stock, but they do indirectly own 246,928 shares of Class A Common Stock in their capacity as the sole managers and members of Miller & Jacobs Capital, L.L.C., a U.S. Virgin Islands limited liability company, which in turn (a) serves as the investment manager for Acadia Master Fund I, Ltd., a Cayman Islands exempted company ("Acadia Master I") and
(b) serves as a sub-advisor with discretionary investment advisory authority for CT Explorer - Miller & Jacobs, a separately managed account ("CT Explorer").

Item 5.   Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [|X|]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                    Each of Acadia Master I and the owner of the CT Explorer account have the right to receive dividends and the proceeds from the sale of the shares of Class A Common Stock held by such person. No such right, however, exists with respect to greater than 5% of the outstanding common stock of the issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                   Not Applicable

Item 8.   Identification and Classification of Members of the Group.

                   Not Applicable

Item 9.   Notice of Dissolution of Group.

                   Not Applicable

Item 10. Certification.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2007

                                   ---------------------------------------------
                                   Jeffrey A. Miller




                                   ---------------------------------------------
                                   Eric D. Jacobs



                                   MILLER & JACOBS CAPITAL, L.L.C.


                                   By:
                                        ---------------------------------------
                                   Name:
                                   Title:  Managing Member



                                   ACADIA MASTER FUND I, LTD.


                                   By:
                                      -----------------------------------------
                                   Name:
                                   Title:  Director



                                  EXHIBIT INDEX

Exhibits
--------

1. Joint Filing Agreement, dated February 14, 2007, among Jeffrey A. Miller, Eric D. Jacobs, Miller & Jacobs Capital, L.L.C., and Acadia Master Fund I, Ltd.

                                    EXHIBIT 1
                                    ---------


                             JOINT FILING AGREEMENT



         The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Class A Common Stock of Opteum, Inc., is filed jointly, on behalf of each of them.

Dated:  February 14, 2007



                                   ---------------------------------------------
                                   Jeffrey A. Miller




                                   ---------------------------------------------
                                   Eric D. Jacobs


                                   MILLER & JACOBS CAPITAL, L.L.C.


                                   By:
                                        ---------------------------------------
                                   Name:
                                   Title:  Managing Member



                                   ACADIA MASTER FUND I, LTD.


                                   By:
                                      -----------------------------------------
                                   Name:
                                   Title:  Director